Exhibit 99.42

CORPORATE GOVERNANCE AGREEMENT

DATED the 5th day of July, 2013.

WHEREAS:

A.	PolyMet Mining Corp. (the "Company") and Glencore AG ("Glencore") are party to a standby purchase agreement dated April 10, 2013 (the "Standby Purchase Agreement").

B.	Pursuant to the Standby Purchase Agreement, Glencore has agreed to provide a partial standby commitment in respect of an offering by the Company of rights (the "Rights Offering") to holders of the Company's common shares.

C.	PolyMet has granted to Glencore certain rights in respect of the ongoing corporate governance of the Company, including rights to nominate directors of the Company.

D.	Pursuant to Section 4.3.3 of the Standby Purchase Agreement, the Parties have agreed to enter into this Corporate Governance Agreement to set out the terms and conditions of the ongoing corporate governance arrangements between Glencore and the Company.

NOW THEREFORE in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows.

1.	All capitalized terms used but not otherwise defined herein shall have the meanings given thereto in the Standby Purchase Agreement.

2.	The Company hereby covenants and agrees:

(a)	at the relevant time, as long as the number of issued and outstanding Shares held by Glencore (on a fully diluted basis) relative to all the issued and outstanding Shares (on a fully diluted basis) is at least 10%, Glencore shall have the right but not the obligation to designate that number of Glencore Nominees that is the greater of:

(i)	one; and

(ii)	the number of the directors of the Company out of the total number of directors of the Company which is proportionate to Glencore's holdings of issued and outstanding Shares (on a fully diluted basis) relative to all the issued and outstanding Shares (on a fully diluted basis), provided that if the foregoing calculation does not result in a whole number, the number of Glencore Nominees which Glencore is entitled to designate will be rounded down to the nearest whole number;

(b)	to take all such actions to appoint the Glencore Nominees to the Board as soon as reasonably practicable following notice of Glencore’s request to appoint the Glencore Nominees, which, for the avoidance of doubt, such actions may include increasing the number of directors on the Board or procuring the resignation of members of the Board at the time of appointing the Glencore Nominees.

(c)	to mail to Shareholders in accordance with applicable corporate and Securities Laws, a management proxy circular in which the Board will:

(i)	nominate all of the Glencore Nominees for election at the Company’s annual general meetings held after the completion of the transactions contemplated by the Standby Purchase Agreement where directors are elected (and every such Company meeting thereafter) following the Rights Offering Closing Date ("Company AGM"); and

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(ii)	make a written recommendation to Shareholders in favour of the election of all of the Glencore Nominees;

(d)	to solicit proxies for the Company AGM in favour of Shareholder approval of the election of all of the Glencore Nominees;

(e)	to notify Glencore in advance of any meeting of shareholders of PolyMet to be called by PolyMet after the completion of the transactions contemplated by this Agreement, of the intention of PolyMet to include the election of directors of PolyMet as business to be conducted at such meeting in sufficient time for Glencore to designate the Glencore Nominees to be included in the proxy circular for such meeting and the Company agrees to include such individuals so designated by Glencore among managements nominees as directors of the Company at such meeting; and

(f)	that if any individual nominated or designated by Glencore as aforesaid as a director of PolyMet and elected or appointed as a director of PolyMet should resign, other than at an annual general meeting of shareholders of PolyMet, then Glencore shall be entitled to designate another individual as a director of PolyMet in place of the individual who so resigned;

3.	Glencore hereby covenants and agrees:

(a)	to nominate or designate as a director of PolyMet only individuals who are qualified to serve as a director of PolyMet under applicable Law (notwithstanding that such individual may not be "independent" under Securities Laws);

(b)	that notwithstanding anything in this Corporate Governance Agreement, Glencore shall not be entitled to nominate greater than 49% (rounding down) of the directors to the Board; and

(c)	that it does not intend to exercise its rights under this Agreement any earlier than January 1, 2014.

4.	Subject to Section 3(b) of this Corporate Governance Agreement, all rights previously granted by PolyMet to Glencore to appoint directors to the Board remain in full force and effect unamended by this Agreement.

5.	This agreement shall be governed and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the parties hereto hereby attorn to the jurisdiction of the courts of the Province of British Columbia.

6.	No supplement, modification, amendment, waiver, discharge or termination of this agreement is binding unless it is executed in writing by each of the parties to this agreement. No waiver of, failure to exercise or delay in exercising any provision of this agreement constitutes a waiver of any other provision (whether or not similar) nor does such waiver constitute a continuing waiver unless otherwise expressly provided.

7.	This agreement may be executed in counterparts, all of which will be considered one and the same agreement, and will become effective when one or more counterparts will have been signed by each party and delivered to the other party. Delivery of an executed counterpart of this agreement by facsimile or transmitted electronically shall be equally effective as delivery of a manually executed counterpart of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF the parties hereto have executed this Corporate Governance Agreement as of the date first above written.

POLYMET MINING CORP.

By:	/s/ Douglas Newby
Name:	Douglas Newby
Title:	CFO

GLENCORE AG

By:	/s/ Andreas Hubmann
Name:	Andreas Hubmann
Title:	Director

By:	/s/ Martin Haering
Name:	Martin Haering
Title:	Officer